Exhibit (a)(1)(B)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE PARTICIPANTS

Subject:	Science 37 Holdings, Inc. – Offer to Exchange Eligible Options for Restricted Stock Units

To:	All Eligible Participants

Date:	April 3, 2023

IMPORTANT NEWS – PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THE EXCHANGE OFFER, YOU MUST TAKE ACTION BY 11:59 P.M. EASTERN TIME ON APRIL 28, 2023.

You are receiving this email because you may be eligible to participate in a voluntary equity award exchange offer that will allow you to exchange certain out-of-the-money stock options for new awards of restricted stock units (the “Exchange Offer”). We are pleased to announce that the Exchange Offer begins today. As an eligible participant, you should carefully read the Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange Eligible Options for Restricted Stock Units, that we are filing with the Securities and Exchange Commission today (collectively, the “Offering Materials”), all of which are available on the Exchange Offer website referred to below and from the Securities and Exchange Commission at www.sec.gov. These materials will help you to understand the terms and conditions of the Exchange Offer and the risks related thereto.

EXCHANGE OFFER INFORMATION AND WEBSITE

Below you will find a basic outline of the Exchange Offer. Please take the time to educate yourself about the Exchange Offer by reviewing the resources and Offering Materials on the Exchange Offer website, available at https://equitysolutions.aon.com/UWSO/Participant/. If you choose to participate in the Exchange Offer, you must elect to do so through this website.

To register for access to the Exchange Offer website, please go to https://equitysolutions.aon.com/UWSO/Participant/Account/Register. The first time you access the website, you will need to register for a new account and create a password. Your email address (which will also be your username) is your Science 37 Holdings, Inc. email address or other email that you provided to us. You will also need to provide the following registration code: [●].

ELIGIBILITY

The Exchange Offer is open to “Eligible Participants”. You are an Eligible Participant if: (i) you are a current executive officer (“Executive”), a current employee other than an Executive (“Employee”), or an eligible current consultant (“Consultant” and, together with Employees, “Service Providers”) of Science 37 Holdings, Inc. or any of its wholly owned subsidiaries and have not submitted a notice of resignation or termination or been notified by Science 37 Holdings, Inc. or such subsidiary that your employment or service is being terminated; (ii) on the expiration date of the Exchange Offer, you continue to be an Executive or Service Provider of Science 37 Holdings, Inc. or any of its wholly owned subsidiaries and have not submitted a notice of resignation or termination or been notified by Science 37 Holdings, Inc. or such subsidiary that your employment or service is being terminated; (iii) you are not serving as a non-employee director on the Company’s Board of Directors and you reside in the United States; and (iv) you hold at least two (2) Eligible Options (as defined below), if you are a Service Provider, and at least two and one-half (2.5) Eligible Options, if you are an Executive.

EXCHANGE DETAILS

A stock option eligible to be tendered in the Exchange Offer (an “Eligible Option”) is an outstanding stock option (including both non-qualified stock options and incentive stock options) that is: (i) held by an Eligible Participant on the date the Exchange Offer commences and continues to be held by an Eligible Participant through the expiration of the Exchange Offer (which is 11:59 p.m. Eastern Time, April 28, 2023, unless extended); (ii) was granted pursuant to the 2015 Stock Plan or the 2021 Incentive Award Plan between June 2021 and March 2022; and (iii) has a per share exercise price greater than or equal to $9.06. For the purposes of clarity, only unexercised stock options are considered to be outstanding.

One restricted stock unit (“RSU”) will be granted in exchange for (i) two (2) options held by a Service Provider and (ii) two and one-half (2.5) options held by an Executive. Each RSU granted in the Exchange Offer will represent a contingent right to receive one share of common stock of Science 37 Holdings, Inc. on future dates when the RSU vests, without requiring payment of any exercise price, and will be granted under the 2021 Incentive Award Plan.

One-third of the RSUs will vest on each of the first, second and third anniversaries of the grant date—which grant date will be the expiration date of the Exchange Offer (which is 11:59 p.m. Eastern Time, April 28, 2023, unless extended)—subject to you remaining in continuous service with Science 37 Holdings, Inc. (or its subsidiaries or affiliates) on each applicable vesting date. Service Providers may not tender less than two (2) Eligible Options, and Executives may not tender less than two and one-half (2.5) Eligible Options.

If you hold more than one Eligible Option grant, you may elect to participate in the Exchange Offer on a grant-by-grant basis, meaning that you will be allowed to tender for exchange one option grant without tendering for exchange any other grants. However, as to any grant that you elect to tender for exchange, you must tender the entire grant (i.e., all of the options subject to that grant, less (if applicable) any portion of the grant previously exercised).

Eligible Options properly tendered in the Exchange Offer and accepted by us for exchange will be cancelled at the expiration of the Exchange Offer, and your RSUs will be granted with the terms described above promptly following the expiration of the Exchange Offer. All elections and withdrawals will be final as of 11:59 p.m. Eastern Time on the expiration date of the Exchange Offer.

OFFERING PERIOD

Opens: April 3, 2023

Closes: April 28, 2023 at 11:59 p.m. Eastern Time, unless we extend the expiration date and time

Eligible Participants who wish to participate in the Exchange Offer must elect to participate during the offering period through the Exchange Offer website at https://equitysolutions.aon.com/UWSO/Participant/. If you experience difficulties accessing the Exchange Offer website, please contact myequity@science37.com.

If we have not received your properly completed and submitted election by the expiration of the Exchange Offer, you will have rejected this offer and you will keep your current awards.

HOW TO LEARN MORE

The offering period for the Exchange Offer begins today. There are many things to consider when deciding whether or not to participate. You should carefully read the more detailed Offering Materials before deciding to participate. Please review the Exchange Offer website for more information and for instructions on how to elect to participate, change a prior election and withdraw your election before the end of the offering period. By making one or more elections in the Exchange Offer, you will be confirming that you have read these materials. We encourage you to submit an election, even if you elect not to exchange any of your Eligible Options.

Participation in the Exchange Offer is voluntary. Science 37 Holdings, Inc. makes no recommendation as to whether you should participate in the Exchange Offer. You must make your own decision whether to participate. You should speak with your financial, legal or tax advisors as necessary, before deciding whether to participate in the Exchange Offer.

If you have any questions about the Exchange Offer, please contact myequity@science37.com.

Please do NOT reply to this email. This mailbox is not monitored and you will not receive a response.

The Exchange Offer is being made pursuant to the terms and conditions set forth in Science 37 Holdings, Inc.’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange and the Offering Memorandum, filed with the Securities and Exchange Commission, which are available free of charge at www.sec.gov or on the Exchange Offer website located at https://equitysolutions.aon.com/UWSO/Participant/. You should read these written materials carefully because they contain important information about the Exchange Offer, including risks related thereto.